Exhibit 23
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in (i) Registration Statements No. 333-211321 and No. 333-255758 on Form S-8 of Turning Point Brands, Inc. and (ii) Registration Statement No. 333-274825 on Form S-3 of Turning Point Brands, Inc. (the Company) of our reports dated February 28, 2024, relating to the consolidated financial statements, and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in this Annual Report on Form 10-K of Turning Point Brands, Inc. for the year ended December 31, 2023.

/s/ RSM US LLP

Charlotte, North Carolina
February 28, 2024